# SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:
[  ]  Preliminary Proxy Statement
[  ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement
[  ]  Definitive Additional Materials
[  ]  Soliciting Material Pursuant toss.240.14a-11(c) orss.240.14a-12

## NTS MORTGAGE INCOME FUND

(Name of Registrant as Specified In Its Charter)

NTS MORTGAGE INCOME FUND
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[  ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.  Title of each class of securities to which transaction applies:

2.  Aggregate number of securities to which transaction applies:

3.  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.  Proposed maximum aggregate value of transaction:

5.  Total fee paid:

[  ]  Fee paid previously with preliminary materials.

[  ]  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identifying the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.  Amount Previously Paid:

2.  Form, Schedule or Registration Statement No.:

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4.  Date Filed:

# NTS MORTGAGE INCOME FUND

**7103 South Revere Parkway**
**Centennial, Colorado 80112**

April 30, 2007

DEAR STOCKHOLDER:

We invite you to attend the 2007 Annual Meeting of Stockholders of NTS Mortgage Income Fund ("Fund") to be held at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553 on June 14, 2007, at 11:00 a.m. Eastern time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Fund. Directors and Officers of the Fund will be present to respond to your questions.

Your vote is important, regardless of the number of shares you own. **ON BEHALF OF THE FUND'S BOARD OF DIRECTORS, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING.** This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend.

Sincerely,

J.D. Nichols
Chairman of the Board

# NTS MORTGAGE INCOME FUND

**7103 South Revere Parkway**
**Centennial, Colorado 80112**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

## TO BE HELD JUNE 14, 2007

To the Stockholders of NTS Mortgage Income Fund:

The Annual Meeting of Stockholders (the "Meeting") of NTS Mortgage Income Fund, a Delaware corporation (the "Fund"), will be convened on Thursday, June 14, 2007, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553, at 11:00 a.m. Eastern time (the "Meeting Date") pursuant to this notice. All stockholders owning shares of the Fund's common stock as of April 16, 2007 (the "Stockholders") are entitled to attend the Meeting if they so elect. The Fund will solicit proxies, pursuant to the enclosed Proxy Statement, for use at the Meeting on the Meeting Date. The Fund expects that a quorum will be present on the Meeting Date and that the matters to be considered by the Stockholders at the Meeting will be acted upon then. The Annual Meeting of Stockholders will be held for the following purposes:

1. To elect six Directors to hold office until the next Annual Meeting of Stockholders or until their successors are elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as independent auditors for the Fund for 2007;

3. To amend and restate the By-Laws of the Fund; and

4. To transact such other business as may properly come before the Meeting, or any adjournment thereof.

The board of directors has fixed the close of business on April 16, 2007 as the record date for the determination of Stockholders entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting in person, please complete both sides, sign, date and return the enclosed proxy card. Thank you in advance for your time and participation.

Neil. A. Mitchell
Secretary and Treasurer

The Fund's Annual Report on Form 10-K for the year ended December 31, 2006, is being mailed to Stockholders concurrently.

# NTS MORTGAGE INCOME FUND

## PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by and on behalf of the board of directors of NTS Mortgage Income Fund (the "Fund") of proxies to be voted at the next Annual Meeting of Stockholders (the "Meeting") when it is convened on Thursday, June 14, 2007, at 11:00 a.m. Eastern time (the "Meeting Date"), or any subsequent adjournment thereof, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553.

THE PROXIES SOLICITED BY THE FUND PURSUANT TO THIS PROXY STATEMENT ARE SOLICITED FOR USE AT THE MEETING WHEN CONVENED ON THE MEETING DATE AND ANY SUBSEQUENT ADJOURNMENTS AND MAY NOT BE USED FOR ANY PURPOSE, INCLUDING THE DETERMINATION OF WHETHER A QUORUM IS PRESENT, PRIOR TO THE MEETING DATE. THEREFORE, IT IS ANTICIPATED THAT THE BUSINESS OF THE FUND TO BE CONSIDERED AT THE MEETING, WITH RESPECT TO WHICH PROXIES ARE SOLICITED PURSUANT TO THIS PROXY STATEMENT, WILL BE ADDRESSED ON THE MEETING DATE.

The By-Laws of the Fund (the "By-Laws") require that the Annual Meeting of Stockholders of the Fund for any year be held not less than thirty (30) days after delivery of the Fund's annual report for the previous year, but within six (6) months after the end of each fiscal year unless extended due to the inability to hold the meeting within such time, in which case it shall be held as soon as practicable thereafter. The Fund's board of directors has determined that the 2007 Annual Meeting of Stockholders of the Fund will be convened on the Meeting Date.

The solicitation of proxies will be by mail and the cost will be borne directly by the Fund. Upon request, the Fund will reimburse banks, brokers, nominees and related fiduciaries for reasonable expenses incurred by them in sending annual reports and proxy materials to beneficial owners of shares to the extent required by Rule 14a-13(a-b) under the Securities Exchange Act of 1934, as amended.

Shares of common stock of the Fund (the "Shares") represented by properly executed proxies received by the Fund's board of directors prior to the Meeting Date will be voted at the Meeting on the Meeting Date. Shares not represented by properly executed proxies will not be voted. Where a stockholder of the Fund specifies in a proxy a choice with respect to any matter to be acted upon, the Shares represented by such proxy will be voted as specified. Where a stockholder of the Fund does not specify a choice, in an otherwise properly executed proxy, with respect to any proposal referred to therein, the Shares represented by such proxy will be voted with respect to such proposal in accordance with the recommendations of the Fund's board of directors described herein. A stockholder of the Fund who signs and returns a proxy in the accompanying form may revoke it by: (i) giving written notice of revocation to the Secretary of the Fund before the proxy is voted at the Meeting on the Meeting Date; (ii) executing and delivering a later-dated proxy; or (iii) attending the Meeting on the Meeting Date and voting his or her Shares in person.

The Fund's board of directors has fixed the close of business on April 16, 2007 as the record date for the determination of stockholders of the Fund entitled to notice of, and to vote at, the Meeting.  On such date, the Fund had outstanding approximately 3,187,000 shares, each of which entitles the holder thereof to one vote on each matter addressed at the Meeting.  There is no cumulative voting.  Stockholders of record as of the record date will be entitled to vote at the Meeting or any adjournments thereof.  A quorum, consisting of the holders of at least a majority of the issued and outstanding Shares eligible to vote, must be present, in person or by proxy, at the Meeting for valid stockholder action to be taken.

The mailing address of the principal executive offices of the Fund is 10172 Linn Station Road, Louisville, Kentucky 40223.  This proxy statement and the related proxy card are being mailed to the Fund's stockholders on or about April 30, 2007.

## MATTERS TO BE CONSIDERED BY STOCKHOLDERS

### PROPOSAL NO. 1 - Election of Directors

All six members of the Fund's board of directors ("Directors") will be elected at the Meeting, each to serve until the next Annual Meeting of Stockholders or otherwise as provided by the By-Laws and until their respective successors are elected and qualified.

Unless instructions to the contrary are given, the persons named as proxy voters in the accompanying proxy, or their substitutes, will vote for the following nominees for Director with respect to all proxies received by the Fund.  If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the remaining independent directors, with respect to the independent directors, and by the remaining affiliated director, with respect to the affiliated directors.  The board of directors has no reason to believe that the nominees named will be unable to serve if elected.

The By-Laws provide that an independent director may not, directly or indirectly (including through a member of his immediate family), own any interest in, be employed by, have any present material business or professional relationship with, or serve as a director or trustee of, more than two real estate investment trusts organized by the NTS Advisory Corporation (the "Advisor") or its affiliates.  Additionally, an independent director may not perform other services for the Fund, except as a Director.  The By-Laws provide that the independent directors, or a committee thereof, shall nominate persons to be elected as independent directors.  The names of the nominees for independent directors and certain information regarding them, including their principal occupation for the past five years, are as follows:

| Name | Age | Principal Occupation(s) During Past 5 Years | Year First Elected a Director |
|---|---|---|---|
| Robert M. Day | 55 | Since December 2005, Mr. Day has served as the president of Day Capital Partners, a private real estate investment firm based in Atlanta. Prior to that, from 1999 until December 2005, Mr. Day served as the president of EdwardsDay Incorporated, a private real estate investment firm, which is the successor to Lambert Smith & Hampton, in Atlanta, Georgia. Mr. Day received a Bachelor of Business Administration degree from Georgia State University and holds an MAI designation from the Appraisal Institute. Mr. Day is a member of the Atlanta Board of Realtors and the Urban Land Institute. | 1988 |
| Gerald B. Thomas | 68 | Mr. Thomas retired in December 2003. Prior to that, Mr. Thomas had 31 years experience as a senior officer, division manager and underwriter for commercial real estate construction lending. Formerly a senior vice president with Mid-America Bank of Louisville, Mr. Thomas joined Citizens Bank of Kentucky in February 1996 as vice president, with responsibility of developing real estate portfolios for four Kentucky affiliate banks of CNB Bancshares, Inc., Evansville, Indiana. Mr. Thomas has attended Eastern Kentucky University, National School of Real Estate Finance (Ohio State University) and National Institute of Real Estate Appraisers (University of Louisville). He is a former board member of Big Brothers/Big Sisters, Louisville, Kentucky and co-chairman of the Programs, Planning and Evaluation Committee. | 1996 |
| Gerald B. Brenzel | 77 | Mr. Brenzel has been retired for over ten years. Prior to that, he accumulated over forty years of experience in the securities industry. Mr. Brenzel was founder and chief executive officer of Commonwealth Investment Group, Inc., an investment money manager and regional brokerage firm in Louisville, Kentucky. From 1964 to 1988, Mr. Brenzel was regional vice president and branch manager of Stifel, Nicolaus & Company, and a member of the board of that firm, was also an | 1998 |

| | | | |
|---|---|---|---|
| | | allied member of the New York Stock Exchange (1964 thru 1988). A former governor of the National Association of Securities Dealers, Mr. Brenzel attended the University of Louisville for three years and also served three years in the U. S. Air Force during the Korean War. | |
| Robert A. Guimbarda | 56 | Mr. Guimbarda serves as the chairman of the Fund's audit committee. He also is president of Enhanced Value Strategies, Inc. ("EVS"), a St. Louis, Missouri based full-service real estate consulting firm he founded in 1998. In addition, since 2003, Mr. Guimbarda has been the principal owner of EVS Real Estate Advisory, Inc., another St. Louis based real estate services firm focusing on commercial property management leasing and strategic solutions. Mr. Guimbarda has been involved in key management positions in the real estate industry for more than eighteen years. He was associated with Paragon Group, Inc. as a financial and administrative officer in its Midwest Region Headquarters as well as having operational responsibilities in both multifamily and commercial property disciplines. Mr. Guimbarda holds a Bachelor of Science degree in Accounting from California State University – Hayward, California. He worked with Coopers & Lybrand for approximately five years concentrating on the construction and financial service industries. He is a CPA (Missouri) and has had extensive audit experience with both large and small clients. Mr. Guimbarda has been active with a variety of industry groups including; National Apartment Association; St. Louis Home Builders Association; BDMA; IREM and the Missouri Society of CPAs. | 2003 |

The By-Laws provide that the two affiliated directors shall be nominated by the affiliated directors. The names of the nominees for affiliated directors and certain information regarding them, including their principal occupation for the past five years, are as follows:

| Name | Age | Principal Occupation(s) During Past 5 Years | Year First Elected A Director |
|------|-----|---------------------------------------------|-------------------------------|
| J. D. Nichols | 65 | Mr. Nichols serves as the chairman of the Fund's board of directors. In addition, since its formation, Mr. Nichols has served as chairman of the board of NTS Realty Capital, Inc. ("NTSRC"), the managing general partner of NTS Realty Holdings Limited Partnership ("NTS Realty"), an entity whose units are publicly traded on the American Stock Exchange. Mr. Nichols also serves as manager of NTS Realty Partners LLC ("NTSRP"), NTS Realty's other general partner, since its formation. He has served as the chairman and chief executive officer of NTS Corporation, as well as its subsidiaries and affiliates, and as a member and chairman of the board of the NTS Mortgage Income Fund. Mr. Nichols graduated from the University of Louisville School of Law in 1964 and conducted his undergraduate studies at the University of Kentucky, with a concentration in accounting, marketing, business administration and finance. Mr. Nichols began his career in construction and real estate development in 1965, and since then has overseen the development of more than 8,000 acres of land and 7,000,000 square feet of office, residential, commercial and industrial construction, throughout the Southeastern United States. He is a member of the National Association of Home Builders, the Louisville Association of Home Builders and the Louisville Board of Realtors. Mr. Nichols has also served as vice president and director of the Louisville and National Apartment Associations. He is currently a director and past member of the executive committee of Greater Louisville, Inc. (The Metro Chamber of Commerce) and is chairman of the board of the Louisville Regional Airport Authority. | 1988 |
| Brian F. Lavin | 53 | Mr. Lavin serves as the president of the Fund and is also a member of the Fund's board of directors. Mr. Lavin also has served as the president and chief executive officer of each of NTSRC and NTSRP, as well as a director of | 1999 |

NTSRC, since their respective formations. In addition, Mr. Lavin has served as the president of NTS Corporation and NTS Development Company since June 1997 and of NTS Mortgage Income Fund since September 1997. From November 1994 through June 1997, Mr. Lavin served as president of Paragon Residential, a division of Paragon Group, Inc., and, prior to 1994, as a vice president of Paragon's Midwest Division. In this capacity, Mr. Lavin directed the development, marketing, leasing, management and financing for Paragon Residential's twelve state multifamily portfolio. Paragon Residential developed and operates multifamily properties with an aggregate of 25,000 units in the Midwest and Southeast sections of the United States. Mr. Lavin has a bachelor's degree in business administration from the University of Missouri. He is also a licensed real estate broker in Kentucky and certified property manager. Mr. Lavin is a member of the Institute of Real Estate Management, council member of the Urban Land Institute and member of the National Multi-Housing Council. He has served on the boards of directors of the Louisville Science Center, Louisville Ballet, Greater Louisville, Inc., National Multi Housing Council, Louisville Apartment Association, Louisville Olmstead Parks Conservancy, Inc., and currently serves on the board of directors of Greater Louisville, Inc. (the Metro Chamber of Commerce) and the board of overseers for the University of Louisville.

Assuming a quorum is present, the affirmative vote of a majority of the votes cast by stockholders eligible to vote at the meeting and present in person or by proxy is required to elect each of the nominees listed above.

**RECOMMENDATION OF THE BOARD: The foregoing nominees for Director will be presented for election by the stockholders of the Fund at the Annual Meeting of Stockholders and the Fund's board of directors recommends that they be elected.**

**Meetings of the Fund's Board of Directors and Committees of the Board of Directors**

The Fund's board of directors meets at least quarterly to address the business of the Fund either in person or by telephone conference. The Fund's board of directors met four times, either in person or by telephone, in 2006 and all members of the board of directors attended at least 75% of such meetings. The Fund's audit committee met five times in 2006 either in person or by telephone, and all members of the audit committee attended each meeting. The Fund's nominating and corporate governance committee met once during 2006.

**Committees of the Board of Directors**

The standing committees of the Fund's board of directors are:

*The Audit Committee*, which assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of the Fund's financial statements; (2) compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent auditors; and (4) the performance of the internal audit function and independent auditors. The audit committee's report, which is required by the SEC's rules, is included in this proxy statement. The Fund's board of directors has determined that each member of the audit committee is independent in accordance with the standards set forth in the audit committee's charter, including the Nasdaq Stock Market corporate governance rules. The audit committee's charter is available to the Fund's stockholders free of charge at www.ntsdevelopment.com. In addition, a printed copy of the charter is available to any stockholder without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Investor Relations.

*The Nominating and Corporate Governance Committee*, which was formed in 2004, is responsible for identifying individuals qualified to become board members and recommending to the Fund's board the director nominees for the next annual meeting of stockholders. In accordance with its charter, the committee will consider individuals properly identified by the Fund's stockholders to become board members. This committee will also lead the Fund's board in its annual review of the board's performance and recommend to the board director candidates for each committee for appointment by the board. The Fund's board has determined that each member of the nominating and corporate governance committee is independent in accordance with the standards set forth in the committee's charter, including the Nasdaq Stock Market corporate governance rules. The nominating and corporate governance committee charter is available to the Fund's stockholders free of charge at www.ntsdevelopment.com. In addition, a printed copy of the charter is available to the Fund's stockholders without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Investor Relations.

**Audit Committee Report**

We, the members of the audit committee of NTS Mortgage Income Fund, represent the following:

1) The audit committee has reviewed and discussed the Fund's audited financial statements with management of the Fund;

2) The audit committee has discussed with its independent auditors the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

3) The audit committee has received the written disclosures and the letter from its independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with its independent auditors its independence and;

4) Based on the review and discussions referred to above, the audit committee recommended to the Fund's board of directors that the audited financial statements be included in the Fund's Annual Report on Form 10-K for the year ended December 31, 2006.

|  |  |
|---|---|
| Gerald B. Brenzel | Robert M. Day |
| Robert A. Guimbarda | Gerald B. Thomas |

**Nominating and Corporate Governance Committee Report**

The nominating and corporate governance committee consists of three independent directors of the Fund's board of directors. This committee is charged with identifying, screening and recommending qualified candidates to serve as directors of the Fund and administering the corporate governance policies of the Fund. The committee reviews all nominees for service on the board, including nominees by the Fund's stockholders. The committee seeks nominees with skills and expertise that will contribute to the overview function of the board and who will assist management in achieving the strategic goals of the Fund. The committee has not retained the services of any company to assist it in identifying potential director candidates. To date, the committee has not received any potential nominees from the Fund's stockholders.

|  |  |
|---|---|
| Gerald B. Brenzel | Robert M. Day |
| Gerald B. Thomas |  |

PROPOSAL NO. 2 **- Ratification of Auditor**

The Fund's audit committee has selected Ernst & Young LLP to serve as the Fund's independent registered public accountants for the fiscal year ending December 31, 2007. We traditionally ask our stockholders to ratify this selection even though your approval is not required. Further, even if you do not approve the selection of Ernst & Young, we will not replace them for this fiscal year due to the added expense and delay that would result from replacing them and selecting a new auditor. Instead, the audit committee will consider the negative vote as a direction to consider a different auditor next year.

Representatives of Ernst & Young are expected to be available during the Meeting. These representatives will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from the Fund's stockholders.

**RECOMMENDATION OF THE BOARD: The Fund's board of directors recommends ratification of the selection of Ernst & Young LLP as the Fund's independent registered public accountants for the fiscal year ending December 31, 2007.**

**Audit Fees**

The Fund estimates that the aggregate fees billed by its independent auditors for professional services rendered in connection with (i) the audit of the Fund's annual financial statements set forth in the Fund's Annual Report on Form 10-K for the year ended December 31, 2006, and (ii) the review of the Fund's quarterly financial statements set forth in the Fund's Quarterly Reports on Form 10-Q for the three quarters ending on March 31, 2006, June 30, 2006 and September 30, 2006, respectively, totaled approximately $135,000.

For the year ended December 31, 2005, these fees totaled approximately $140,300.

**Tax Fees**

The Fund paid approximately $16,000 for federal, state and local tax planning, accounting consultation, tax return preparation and related tax assistance during the year ended December 31, 2006, compared with approximately $17,400 for the year ended December 31, 2005.

**All Other Fees**

There were no other services rendered by the Fund's independent auditors for the years ended December 31, 2006 and 2005.

**Financial Information, Systems Design and Implementation Fees**

The Fund paid no fees in this category for the most recent fiscal year.

**Approval of Independent Auditor Services and Fees**

Our audit committee has reviewed and approved all fees charged by the Fund's independent auditors, and actively monitored the relationship between audit and non-audit services provided by Ernst & Young. The audit committee has concluded that the provision of services by Ernst & Young was consistent with the maintenance of the external auditors' independence in the conduct of its auditing functions. The Fund has adopted a policy that it would no longer engage its primary independent auditors for non-audit services other than "audit related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, Ernst & Young to ensure that we satisfy the SEC's auditor independence rules.

Under the policy, the Fund's audit committee must pre-approve all services provided by the Fund's independent auditors and fees charged. The committee will consider annually the provision of audit services and, if appropriate, pre-approve certain defined audit fees, audit related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the committee will periodically monitor the levels of fees charged by Ernst & Young and compare these fees to the amounts previously approved.

## PROPOSAL NO. 3 - Amendment and Restatement of the By-Laws of the Fund

The board of directors believes that the best interests of the Fund and its stockholders will be served by amending and restating the Fund's By-Laws. Approval of this Proposal No. 3 will constitute approval of the amended and restated by-laws attached as Exhibit A (the "Amended By-Laws").

The board of directors has approved the Amended By-Laws and recommends a vote for Proposal No. 3. The summary description of the proposed Amended By-Laws contained in this Proxy Statement is qualified by the full text of such proposed Amended By-Laws attached as Exhibit A. Unless otherwise specified, the proxy holders intend to vote FOR the adoption of the Amended By-Laws.

## Reasons For and General Effect of Adoption of Amended By-Laws

Certain provisions of the current By-Laws of the Fund no longer are appropriate to the operations of the Fund. Initially, the Fund was operated to remain in compliance with the provisions of the Internal Revenue Code of 1986 (the "Code"), as amended, regarding a real estate investment trust ("REIT"). The acquisition of the capital stock of NTS/Lake Forest II Residential Corporation and NTS/Virginia Development Company caused the Fund to change its tax status to a "C" corporation under the Code as of January 1, 1997. The business of the Fund now consists of a single segment, the development and sale of residential subdivision lots. Many of the provisions in the By-Laws that related to preserving REIT status are, therefore, outdated and unnecessary.

The Amended By-Laws provide customary terms for a Delaware corporation, while retaining the requirement of a majority of Independent directors that exists in the current By-Laws.

Pursuant to our Certificate of Incorporation, the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting is required to adopt the Amended By-Laws.

**RECOMMENDATION OF THE BOARD: The Fund's board of directors recommends approval of the Amended By-Laws.**

**Executive Officers**

The following table sets forth information with respect to the Fund's executive officers who do not also serve as directors. These officers are elected annually by the Fund's board of directors and serve until their successors are elected and qualified or until their death, resignation or removal by the board of directors.

| Name | Age | Principal Occupation(s) During Past 5 Years | Year First Elected an Officer |
|------|-----|---------------------------------------------|-------------------------------|
| Gregory A. Wells | 48 | Mr. Wells has served as the chief financial officer of NTS Development Company, which is the equivalent of serving as the Fund's chief financial officer, since 1999. He was recently elected as the chief financial officer of the Fund. Mr. Wells has served as the chief financial officer and executive vice president of NTS Realty Capital and as executive vice president of NTS Realty Partners. He has also served as senior vice president for NTS Corporation, its subsidiaries and affiliates from July 1999 through December 2004. Mr. Wells is currently chief financial officer and executive vice president for NTS Corporation and its subsidiaries and affiliates. Mr. Wells is a director of the Hilliard Lyons Government Fund, Inc., serves on the corporation's audit committee and is chair of the corporation's nominating and governance committee. Mr. Wells is a certified public accountant, a member of the American Institute of Certified Public Accountants, the Virginia CPA Society, the Kentucky Society of CPAs, and Financial Executives International. Mr. Wells holds a bachelor's degree in business administration from George Mason University. He currently serves in various leadership positions and committees within the Lincoln Heritage Boy Scout Council. Mr. Wells previously served on the board of directors of The Family Place and chaired its building committee. Prior to joining NTS, Mr. Wells served as senior vice president and chief financial officer of Hokanson Companies, Inc., an Indianapolis-based property management and development firm. Prior to that, Mr. Wells was the chief operating officer of Executive Telecom System, Inc. | CFO, 2007 |

| | | | |
|---|---|---|---|
| Neil A. Mitchell | 48 | In addition to his service on behalf of the Fund, Mr. Mitchell is senior vice president of NTS Corporation, with responsibility for Acquisitions, Dispositions and Debt Management. Mr. Mitchell also serves as senior vice president of NTSRC. Before joining NTS in August 1987, Mr. Mitchell was a real estate loan officer of PNC Bank in Louisville, Kentucky. | Secretary and Treasurer, 1998 |

## Compensation of Directors and Executive Officers

Independent directors received $16,000 each ($64,000 in total) in fees during 2006. Mr. Guimbarda, the chairman of the Fund's audit committee, received an additional $5,000 as compensation for serving in that capacity. Neither the affiliated directors nor the executive officers of the Fund received any compensation from the Fund in 2006 or 2005. However, the affiliated directors will be reimbursed by the Fund for their travel expenses incurred in connection with attending meetings of the board of directors. The affiliated directors and executive officers are employees, officers, directors and/or beneficial owners of the Advisor and/or its affiliates and are compensated by such entities, in part, for their services to the Fund. The Fund reimburses the Advisor and/or its affiliates for a portion of the compensation it pays to the Fund's officers and employees, except Mr. Nichols, based on the amount of time they spend on behalf of the Fund. During 2006, the Fund reimbursed the Advisor and/or its affiliates approximately $190,000 with respect to the compensation they paid to Messrs. Lavin, Wells and Mitchell, the Fund's executive officers.

## Shareholdings by Directors and Executive Officers

As of April 16, 2007, the directors and executive officers of the Fund, individually and as a group, owned the number of Shares set forth below:

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| J.D. Nichols[1] | 664,220.3572[2] | 20.84% |
| Gregory A. Wells[1] | 1,000.0000[3] | *[4] |
| All Directors and Executive Officers as a Group | 665,220.3572 | 20.87% |

_____

[1] The address for Messrs. Nichols and Wells is 10172 Linn Station Road, Louisville, Kentucky 40223.

[2] These Shares are owned of record by NTS Corporation and affiliates of Mr. Nichols, including Barbara Nichols, the wife of J.D. Nichols, ORIG, LLC ("ORIG"), Ocean Ridge Investments, Ltd. ("Ocean Ridge") and Bluegreen Investors LLC ("Bluegreen"). NTS Corporation is wholly owned directly and through certain entities by Messrs. Nichols and Lavin, with respect to which Mr. Nichols holds voting and investment authority. Mr. Nichols is the manager of ORIG and the director of the general partner of Ocean Ridge and holds voting and investment authority over shares of the Fund owned by these entities. Mr. Nichols also is the manager of Bluegreen and holds voting and investment authority over shares of the Fund owned by Bluegreen.

[3] Mr. Wells owns these Shares directly.

[4] Indicates that Mr. Wells owns less than 1% of the outstanding shares.

**Management Agreement**

In 1997, the Fund entered into a property management agreement relating to the two development projects it fully owns, Fawn Lake, Virginia, and Lake Forest II, Kentucky, and the Lake Forest, Orlando project, which is 50% owned by the Fund. Under this agreement, which expires on December 31, 2008, NTS Residential Management Company ("Residential Management"), an affiliate of NTS Corporation, manages the development, marketing and day-to-day operations of the properties. Residential Management is to be reimbursed for the actual cost of such operations and will receive an overhead recovery fee of 3.75% of the net cash flow of the properties. During the year ended December 31, 2006, the Fund incurred approximately $1,327,000 in expense reimbursements and $379,000 in overhead recovery fees.

**Incentives**

The Management Agreement also provides the opportunity for Residential Management to receive an incentive payment. If and when the cash flow becomes sufficient to bring distributions to stockholders, including those previously made, equal to the amount of the original investment, Residential Management will receive an incentive fee of 10% of the Net Cash Flow of the projects.

The original investment by the Fund's stockholders was approximately $63,690,000. As of December 31, 2006, the Fund has made distributions of approximately $23,141,000.

**Advances from Affiliates**

As of December 31, 2006, accounts payable – affiliates of approximately $4,900,000 is owed to NTS Development Company and Residential Management for salary and overhead reimbursements. NTS Development Company and Residential Management have agreed to defer amounts owed to them by the Fund as of December 31, 2006, and those amounts will accrue during fiscal year 2007 through the period ending March 31, 2008, other than as permitted by the Fund's cash flows. Management believes that NTS Development Company and Residential Management have the financial ability to defer amounts owed them by the Fund. There can be no assurances that this level of support will continue past March 31, 2008.

**Stockholder Proposals**

We have not received proposals from any of the Fund's stockholders for inclusion in this year's Proxy Statement. Stockholder proposals for the 2008 Annual Meeting of the Stockholders will not be included in the Fund's Proxy Statement for that meeting unless received by the Fund at its executive office in Louisville, Kentucky, on or before December 29, 2007. These proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

**OTHER MATTERS**

As of the date of this Proxy Statement, the foregoing is the only business known to the Fund's management to be acted upon at the Meeting. However, if other matters not known to the Fund's management should properly come before the Meeting, the persons appointed by the signed proxy intend to vote in accordance with their best judgment.

By the order of the Board of Directors,

Neil A. Mitchell
Secretary and Treasurer

**YOUR VOTE IS IMPORTANT.  THE PROMPT RETURN OF PROXIES WILL SAVE THE FUND THE EXPENSE OF FURTHER REQUESTS FOR PROXIES.  PLEASE COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.**

The Fund's audited financial statements for the period ended December 31, 2006, as well as information regarding the transactions between the Fund and NTS Corporation and its affiliates, included in the Fund's 2006 Annual Report on Form 10-K, a copy of which has been delivered concurrently with the Proxy Statement, are hereby incorporated herein by reference.

**AMENDED AND RESTATED**

**BY-LAWS**

**OF**

**NTS MORTGAGE INCOME FUND,**

**A DELAWARE CORPORATION**

ARTICLE I
OFFICES

Section 1.1  Registered Office and Registered Agent.  The corporation shall continuously maintain in the State of Delaware a registered office and a registered agent whose office is identical with such registered office and may have other offices within or without the state.  The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, 19801.  The name of the corporation's registered agent at such address is The Corporation Trust Company.  The corporation reserves the power to change its registered agent and registered office at any time.

Section 1.2  Principal Office.  The principal office for the transaction of the business of the corporation shall be located in Louisville, Kentucky.  The board of directors is hereby granted full power and authority to change said principal office to another location, within or without the State of Delaware.

Section 1.3  Other Offices.  The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or as the business of the corporation may require.

ARTICLE II
STOCKHOLDERS

Section 2.1  Annual Meeting.  An annual meeting of the stockholders shall be held not less than thirty (30) days after delivery of the annual report, but within six (6) months after the end of each fiscal year unless extended due to the inability to hold the meeting within such time, in which case it shall be held as soon as practicable thereafter, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. Stockholders must provide the corporation 90 days prior notice from the date of the annual meeting of any proposal to be presented at the meeting based upon the date set at the preceding meeting, or such later date, as announced. Directors shall continue in office for one year or until the election and qualification of their successors.

Section 2.2  Special Meetings.  Special meetings of the stockholders may be called either by the chairman of the board upon his or her own motion, by the president, and by the chairman of the board at the request of: (a) a majority of the board of directors; (b) a majority of the Independent Directors; or (3) upon written request of stockholders who hold not less than ten percent (10%) of the outstanding shares of common stock for the purpose or purposes stated in the call of the meeting.

Section 2.3    Place of Meetings.    Each meeting of the stockholders for the election of directors shall be held at the offices of the corporation, unless the board of directors shall by resolution, designate any other place of such meeting.  Meetings of stockholders for any other purpose may be held at such place, within or without the State of Delaware, and at such time as shall be determined pursuant to Section 2.2 of this Article II, and stated in the notice of the meeting or in a duly executed waiver of notice thereof.  The board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication.

Section 2.4    Notice of Meetings.    A written notice of each meeting of stockholders, stating the place if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at the meeting. Unless otherwise provided by the General Corporation Law of Delaware ("Delaware Law"), the notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, and, if mailed, shall be deposited in the United States mail, postage prepaid, both directed to the stockholder at his address as it appears on the records of the corporation.  No notice need be given to any person with whom communication is unlawful, nor shall there be any duty to apply for any permit or license to give notice to any such person.  Notice given by electronic transmission and returned as undeliverable, shall not be deemed proper notice for purposes of this section.

Section 2.5    Waiver    of    Notice.    Anything    herein    to    the    contrary notwithstanding, with respect to any stockholder meeting, any stockholder who in person or by proxy shall have waived in written notice or any waiver by electronic transmission of the meeting, either before or after such meeting, or who shall attend the meeting in person or by proxy, shall be deemed to have waived notice of such meeting unless he attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.6    Quorum; Manner of Acting and Order of Business.  Subject to the provisions of these by-laws, the Certificate of Incorporation and Delaware Law as to the vote that is required for a specified action, the presence in person, by proxy, or by electronic transmission of the holders of a majority of the outstanding shares of the corporation entitled to vote at any meeting of stockholders shall constitute a quorum for the transaction of business. The vote of the holders of a majority of the shares of the corporation's stock entitled to vote, present in person, represented by proxy, or by electronic transmission, shall be binding on all stockholders of the corporation, unless the vote of a greater number or voting by classes is required by law or the Certificate of Incorporation or these by-laws.  The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

In the absence of a quorum, stockholders holding a majority of the shares present in person, by proxy, or by electronic transmission are entitled to vote, regardless of whether or not they constitute a quorum, or if no stockholders are present, any officer entitled to preside at or act as secretary of the meeting, may adjourn the meeting to another time and place. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present. No notice of an adjourned meeting need be given if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken except that, if adjournment is for more than thirty (30) days or if, after the adjournment, a new record date is fixed for the meeting, notice of the adjourned meeting shall be given pursuant to Section 2.4 of this Article II.

Meetings of the stockholders shall be presided over by the chairman of the board, or in his absence by the president, or in his absence by a vice president, or in the absence of the foregoing persons by a chairman designated by the board of directors, or in the absence of such designation by a chairman chosen at the meeting. The secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at all meetings of the stockholders shall be determined by the chairman. The order of business so determined, however, may be changed by vote of the holders of a majority of the shares present at the meeting in person or represented by proxy.

Section 2.7    Voting; Proxies. Each stockholder of record on the record date, as determined pursuant to Section 6.6 of Article VI, shall be entitled to one vote for every share registered in his name. However, all elections of directors shall be by written ballot, unless otherwise provided in the certificate of incorporation; if authorized by the board of directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder. Each stockholder entitled to vote at any meeting of stockholders or to express consent to or dissent from corporate action in writing or by electronic transmission without a meeting may authorize another person to act for him by proxy. No proxy shall be valid after three years from its date of execution, unless the proxy provides for a longer period.

Section 2.8    Inspectors of Election.

(a)    In advance of any meeting of stockholders, the board of directors may appoint inspectors of election to act at each meeting of stockholders and any adjournment thereof. If inspectors of election are not so appointed, the chairman of the meeting may, and upon the request of any stockholder or his proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. If appointed at the meeting upon the request of one or more stockholders or proxies, the vote of the holders of a majority of shares present shall determine whether one or three inspectors are appointed. In any case any person appointed as an inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the directors in advance of the convening of the meeting or at the meeting by the person acting as chairman.

(b)     The inspectors of election shall determine the outstanding stock of the corporation, the stock represented at the meeting and the existence of a quorum, shall receive votes, ballots, or consents, shall count and tabulate all votes and shall determine the result; and in connection therewith, the inspector shall determine the authority, validity and effect of proxies, hear and determine all challenges and questions, and do such other ministerial acts as may be proper to conduct the election or vote with fairness to all stockholders.  If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all.  If no inspectors of election are appointed, the secretary shall pass upon all questions and shall have all other duties specified in this Section.

(c)     Upon request of the chairman of the meeting or any stockholder or his proxy, the inspector(s) of election shall make a report in writing of any challenge or question or other matter determined by him and shall execute a certificate of any fact found in connection therewith.  Any such report or certificate shall be filed with the record of the meeting.

Section 2.9    Action Without a Meeting.  Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent, delivered to the corporation in the manner required by this Section 2.9, Article II, written consents signed by a sufficient number of stockholders to take action are delivered to the corporation in such manner. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(a)     The action to elect directors by consent can satisfy the annual meeting requirement if either (i) the stockholder consent is unanimous or (ii) all directorships corresponding to those to which directors could have been elected if an annual meeting had been held are filled by the action by consent and only if all such directorships are vacant. Replacement of incumbent directors by less than unanimous stockholder consent will require their removal or resignation prior to the effectiveness of the consent action that substitutes for the election at the annual meeting.

(b)        Telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided the transmission is delivered with information form which the corporation can determine (i)  it was transmitted by the stockholder or proxy holder or by a person authorized to act for the holder and (ii) the date on which such stockholder or proxy holder or person authorized to act transmitted such telegram, cablegram, or electronic transmission.  The date on which the electronic transmission is transmitted shall be deemed to be the date on which such consent was signed.

Section 2.10  Revocation of Consent.  Any stockholder giving a written consent, or the stockholder's proxy holders, or a transferee of the shares or a personal representative of the stockholder or its respective proxy holder, may revoke the consent by writing or electronic transmission or transmissions received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not do so thereafter.  Such revocation is effective upon its receipt by the secretary of the corporation.

Section 2.11  Electronic Notice.   Any notice to stockholders given by the corporation under the certificate of incorporation or the bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (1) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

ARTICLE III
DIRECTORS

Section 3.1    Number, Tenure and Qualifications.

(a)        The number of directors of the corporation shall be not less than three (3) members and not more than nine (9) members, subject to increase as provided in Section 3.9 below. At least a majority of the directors shall at all times be Independent Directors (as defined below in Section 3.1(b)), except during the 60 day period following a vacancy in the board of directors during which period the board of directors may continue to conduct business on behalf of the corporation. Each director elected shall hold office until the next annual meeting of stockholders or until his successor shall have been duly elected and qualified or until his earlier resignation or removal. The range in the authorized number of directors may be changed by majority vote of the stockholders, and the exact number of directors shall be fixed within the limits herein specified in these By-Laws. Directors need not be residents of the State of Delaware, or stockholders of the corporation. Each director shall hold office for a term of one year or until the election and qualification of his or her successor. Each director may be re-elected by the stockholders.

(b) "Independent Directors" shall mean the directors who meet the standards promulgated from time to time by the New York Stock Exchange ("NYSE") and set forth in the NYSE Listed Company Manual.

(c) "Advisor" shall mean NTS Advisory Corporation, a Delaware corporation, which shall serve as the investment advisor and administrator of the corporation, or any successor advisor selected by the directors or any person or entity to which the advisor subcontracts substantially all of its administrative functions.

(d) "Affiliated Directors" shall mean those directors who are not Independent Directors.

Section 3.2 Resignations.  Any director may resign at any time by notice given in writing or by electronic transmission to the chairman of the board or to the president.

Section 3.3 Meetings.  Meetings of the board of directors may be called by or at the request of the chairman of the board, the president or a majority of the directors.  The person or persons authorized to call meetings of the board of directors may fix any place as the place for holding any meeting of the board of directors called by them.  Meetings of the board of directors may be held within or outside the State of Delaware.

Section 3.4 Business of Meetings.  Except as otherwise expressly provided in these by-laws, any and all business may be transacted at any meeting of the board of directors.

Section 3.5 Notice of Meetings.  Notice of any meeting shall be given at least one (1) day previous thereto by prior written notice to each director at his principal place of business.

Section 3.6 Attendance by Telephone.  Directors may participate in meetings of the board of directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear one another, and such participation shall constitute presence in person at the meeting.

Section 3.7 Quorum and Manner of Acting; Adjournment.  A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the board of directors and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board.

Section 3.8 Action Without a Meeting.  Any action which could be taken at a meeting of the board of directors may be taken without a meeting if all of the director's consent to the action in writing or by electronic transmission and the writing or writings are filed with the minutes of proceedings of the board.

Section 3.9 Filling of Vacancies.  A vacancy or vacancies in the board of directors shall exist when any previously authorized position of director is not then filled by a duly elected director, whether caused by death, resignation or removal, change in the authorized number of directors, or otherwise.

Vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled as follows: vacancies among the Independent Directors shall be filled for the unexpired term by a majority of the remaining Independent Directors, though less than a quorum, or by a sole remaining Independent Director. Vacancies occurring among the Affiliated Directors shall be filled by the remaining Affiliated Directors, or by a sole remaining Affiliated Director, or by the Independent Directors if no Affiliated Directors remain. If at any time there shall be no Independent or Affiliated Directors in office, successor directors shall be elected by the stockholders. The directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, unless sooner displaced. Until vacancies are filled, the remaining director or directors may exercise the powers of the directors hereunder.

In order that a majority of the directors shall at all times be Independent Directors, if, at any time, by reason of one or more vacancies, there shall not be such a majority, then within 60 days after such vacancy occurs, the continuing Independent Director or Directors then in office shall appoint a sufficient number of other persons who are Independent Directors, so that there shall be such a majority.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the Certificate of Incorporation or the by-laws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of Delaware Law.

Section 3.10  Compensation of Directors.  The board of directors shall have the authority to fix the compensation of directors, unless otherwise provided in the Certificate of Incorporation.

Section 3.11  Presiding Officer.  The presiding officer at any meeting of the board of directors shall be the chairman of the board, or in his absence, any other director elected chairman by vote of a majority of the directors present at the meeting.

Section 3.12  Committee.  The board of directors, by resolution adopted by a majority of the number of directors fixed by the by-laws or otherwise, may designate one (1) or more committees, each committee to consist of one (1) or more directors of the corporation, which committees, to the extent provided in such resolution, shall have and exercise all of the authority of the board of directors in the management of the corporation, except as otherwise required by law. The board of directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

Section 3.13 Election. All elections of directors shall be by written ballot, unless otherwise provided in the certificate of incorporation; if authorized by the board of directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Section 3.14 Removal. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise provided under Delaware Law or the Certificate of Incorporation.

ARTICLE IV
OFFICERS

Section 4.1 Number. The officers of the corporation may consist of the chairman of the board, the president, one or more vice presidents (the number thereof to be determined by the board of directors), the secretary, the treasurer and such assistant secretaries and assistant treasurers or any other officers hereunto authorized or elected by the board of directors. Any two or more offices may be held by the same person.

Section 4.2 Election and Term of Office. The officers of the corporation shall be elected by the board of directors at their first meeting and thereafter at any subsequent meeting and shall hold their offices for such term as determined by the board of directors. Each officer shall hold office until his successor is duly elected and qualified, or until his death or disability, or until he resigns or is removed from his duties in the manner hereinafter provided.

Section 4.3 Removal and Resignation. Any officer may be removed, either with or without cause, by a majority of the directors, then in office, at any meeting of the board of directors. Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein.

Section 4.4 Vacancies. A vacancy in any office because of death, resignation or removal or any other cause may be filled for the unexpired portion of the term by the board of directors.

Section 4.5 Chairman of the Board. The chairman of the board of the corporation shall be the chief executive officer of the corporation. The chairman of the board shall preside at all meetings of the board of directors, and at all stockholders' meetings, whether annual or special, at which he is present and shall exercise such other powers and perform such other duties as the board of directors may from time to time assign to him or as may be prescribed by these by-laws. In the event that the chairman of the board is not present at a directors' meeting or stockholders' meeting, the president of the corporation shall serve in his place and stead. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation, or a different mode of execution is expressly prescribed by the board of directors or these by-laws, he may execute for the corporation, certificates for its shares, and any contracts, deeds, mortgages, bonds or other instruments which the board of directors have authorized to be executed, and he may accomplish such execution either under or without the seal of the corporation, or either individually with the secretary, any assistant secretary or any other officer hereunto authorized by the board of directors, according to the requirements of the form of the instrument.

Section 4.6  President.  The president shall be the chief operating officer of the corporation.  Subject to the direction and control of the board of directors, the president shall be in charge of the business of the corporation; he shall see that the resolutions and directions of the board of directors are carried into effect, except in those instances in which that responsibility is specifically assigned to some other person by the board of directors; and in general, he shall discharge all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.  He shall preside  at all annual meetings of the stockholders.  Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation, or a different mode of execution is expressly prescribed by the board of directors or these by-laws, he may execute for the corporation, certificates for its shares, and any contracts, deeds, mortgages, bonds or other instruments which the board of directors have authorized to be executed, and he may accomplish such execution either under or without the seal of the corporation, or either individually or with the secretary, any assistant secretary or any other officer hereunto authorized by the board of directors, according to the requirements of the form of the instrument.  He may vote all securities which the corporation is entitled to vote, except as and to the extent such authority shall be vested in a different officer or agent of the corporation by the board of directors.

Section 4.7  Vice President.  The vice president (or in the event there be more than one vice president, each of the vice presidents), if one shall be elected, shall assist the president in the discharge of his duties, as the president may direct and shall perform such other duties as from time to time may be assigned to him by the president or by the board of directors.  In the absence of the president or in the event of his inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated by the board of directors, or by the president if the board of directors have not made such a designation, or in the absence of any designation, then in the order of seniority of tenure as vice president) shall perform the duties of the president, and when so acting, shall have the powers of and be subject to all the restrictions upon the president.  Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation, or a different mode of execution is expressly prescribed by the board of directors or these by-laws, the vice president (or each of them if there are more than one) may execute for the corporation, certificates for its shares and any contracts, deeds, mortgages, bonds or other instruments which the board of directors have authorized to be executed, and he may accomplish such execution either under or without the seal of the corporation, and either individually or with the secretary, any assistant secretary or any other officer hereunto authorized by the board of directors, according to the requirements of the form of the instrument.

Section 4.8  Treasurer.  The treasurer shall:  (i) have charge of and be responsible for the maintenance of the adequate books and records for the corporation; (ii) have charge and custody of all funds and securities of the corporation, and be responsible therefore and for the receipt and disbursement thereof; and (iii) perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the board of directors.  If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the board of directors may determine.

Section 4.9  Secretary.  The secretary shall:  (i) record the minutes of the stockholders and of the board of directors' meetings in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of these by-laws or as required by law; (iii) be custodian of the corporate books and records and of the seal of the corporation; (iv) keep a register of the post-office address of each stockholder which shall be furnished to the secretary by such stockholder; (v) sign with the chairman of the board or the president or a vice president or any other officer hereunto authorized by the board of directors, certificates for the shares of the corporation, the issue of which shall have been authorized by the board of directors, and any contracts, deeds, mortgages, bonds or other instruments which the board of directors have authorized to be executed, according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the board of directors or these by-laws; (vi) have general charge of the stock transfer books of the corporation; (vii) perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors.

Section 4.10  Assistant Treasurers and Assistant Secretaries.  The assistant treasurers and assistant secretaries shall perform such duties as shall be assigned to them by the board of directors.  When the secretary is unavailable, any assistant secretary may sign with the president, or a vice president, or any other officer hereunto authorized by the board of directors, any contracts, deeds, mortgages, bonds or other instruments according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the board of directors or these by-laws.  The assistant treasurers shall, respectively, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine.

Section 4.11  Salaries.  The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.


ARTICLE V
CONTRACTS, LOANS, CHECKS AND DEPOSITS


Section 5.1  Contracts.  The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation and such authority may be general or confined to specific instances.

Section 5.2  Loans.  No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name, unless authorized by a resolution of the board of directors.  Such authority may be general or confined to specific instances.

Section 5.3   Checks, Drafts, Etc.   All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued by the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

Section 5.4   Deposits.   All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.


ARTICLE VI
CERTIFICATES OF STOCK AND THEIR TRANSFER


Section 6.1   Stock Record and Certificates.   Records shall be kept by or on behalf of the corporation, which shall contain the names and addresses of stockholders, the number of shares held by them respectively, and the number of certificates, if any, representing the shares, and in which there shall be recorded all transfers of shares.   Every stockholder shall be entitled to a certificate signed by the chairman of the board of directors, or the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the class and number of shares owned by him in the corporation, provided that any and all signatures on a certificate may be a facsimile.   In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or it were such officer, transfer agent or registrar at the date of issue.

Section 6.2   Transfer Agents and Registrars.   The board of directors may, in its discretion, appoint one or more responsible banks or trust companies as the board may deem advisable, from time to time, to act as transfer agents and registrars of shares of the corporation; and, when such appointments shall have been made, no certificate for shares of the corporation shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

Section 6.3   Stockholders' Addresses.   Every stockholder or transferee shall furnish the secretary or a transfer agent with the address to which notice of meetings and all other notices may be served upon or mailed to such stockholder or transferee, and in default thereof, such stockholder or transferee shall not be entitled to service or mailing of any such notice.

Section 6.4   Lost Certificates.   In case any certificate for shares of the corporation is lost, stolen or destroyed, the board of directors, in its discretion, or any transfer agent duly authorized by the board, may authorize the issue of a substitute certificate in place of the certificate so lost, stolen or destroyed.   The corporation may require the owner of the lost, stolen or destroyed certificate or his legal representative to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertified shares.

Section 6.5 <u>Distributions to Stockholders</u>.  To the extent permitted by Delaware Law and subject to any restrictions contained in the Certificate of Incorporation, the directors may declare and pay dividends upon the shares of its capital stock in the manner and upon the terms and conditions provided by Delaware Law and the Certificate of Incorporation.

Section 6.6 <u>Record Dates</u>.  In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date which shall be not more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, and not more than sixty (60) days prior to any other action.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

In order that the corporation may determine the stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the board of directors.  In such case, those stockholders, and only those stockholders, who are stockholders of record on the date fixed by the board of directors shall, notwithstanding any subsequent transfer of shares on the books of the corporation, be entitled to notice of and to vote at such meeting of stockholders, or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or entitled to receive payment of such dividend or other distribution or allotment of rights, or entitled to exercise rights in respect of any such change, conversion or exchange of shares or to participate in any such other lawful action.

Section 6.7 <u>Transfers of Shares</u>.  Shares of the corporation may be transferred by delivery of the certificates therefore, accompanied either by an assignment in writing on the back of the certificates, or by written power of attorney to sell, assign and transfer the same, signed by the record holder thereof; but no transfer shall affect the right of the corporation to pay any distribution upon the shares to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the corporation.

Section 6.8 <u>Repurchase of Shares on Open Market</u>.  The corporation may purchase its shares on the open market and invest its assets in its own shares, provided that in each case the consent of the board of directors, including a majority of the Independent Directors, shall have been obtained.

ARTICLE VII
INDEMNIFICATION AND INSURANCE

Section 7.1    Definitions.    For the purposes of this Article VII the following definitions shall apply:

"Agent" means any person who:  (i) is or was an  employee or other agent of the corporation as determined from time to time by the board of directors; or (ii) is or was serving at the request of the corporation as an employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise ("enterprise"); or (iii) was an employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

"Director" means any such person as defined by Article III of these by-laws.

"Officer" means any such person as defined by Article IV of these by-laws.

"Predecessor corporation" shall include any constituent corporations (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and agents, so that any person who is or was an officer, director or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as an officer, director or agent of another enterprise, shall stand in the same position under and subject to the provisions of this Article VII (including, without limitation, the provisions of Section 5 of this Article VII) with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

"Proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative and whether internal or external to the corporation.

"Expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under this Article VII.

"Losses" mean the total amount which the agent becomes legally obligated to pay in connection with any proceeding, including judgments, fines, amounts paid in settlement and expenses.

Section 7.2    Actions Giving Rise to Indemnification.    The corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or otherwise becomes involved in, any Proceeding by reason of the fact that he is or was an Officer or Director of the corporation and may at the discretion of the board of directors indemnify any person who was or is a party or is threatened to be made a party to, or otherwise becomes involved in, any Proceeding by reason of the fact that he is or was an Agent of the corporation against Losses paid in settlement actually and reasonably incurred by him in connection with such Proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any Proceeding by

13

judgment, order, settlement, conviction, or upon a plea of <u>nolo</u> <u>contendere</u> or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in such a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 7.3    Successful Defense.  To the extent that an Officer or Director of the corporation has been successful on the merits or otherwise in defense of any Proceeding referred to in Sections 7.2 of this Article VII, or in defense of any claim, issue or matter therein, he shall be indemnified against Expenses actually and reasonably incurred by him in connection therewith. To the extent that an Agent of the corporation has been successful on the merits or otherwise in defense of any Proceeding referred to in Sections 7.2 of this Article VII, or in defense of any claim, issue or matter therein, he may, at the discretion of the board of directors, be indemnified against Expenses actually and reasonably incurred by him in connection therewith.

Section 7.4    Determination of Conduct.  Any indemnification under Sections 7.2 of this Article VII, (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Officer, Director or Agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 7.2 of this Article VII.  Such determination shall be made by the Board of Directors by a majority vote of directors.

Section 7.5    Payment of Expenses in Advance.  Expenses incurred by an Officer or Director in connection with a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such Officer or Director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article VII. Expenses incurred by an Agent in connection with a Proceeding may be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such Agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article VII.

Section 7.6    Indemnity Not Exclusive.  The indemnification and advancement of Expenses provided by, or granted pursuant to, the other provisions of this Article VII shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of Expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 7.7    Insurance Indemnification.  The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was an Officer Director or Agent of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VII.

Section 7.8    Heirs, Executors and Administrators.    The indemnification and advancement of Expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an Officer or Director and shall inure to the benefit of the heirs, executors and administrators of such a person.    The indemnification and advancement of Expenses provided by, or granted pursuant to, this Article VII may, at the discretion of the board of directors, continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7.9    Further Amendment.    Notwithstanding any provision in this Article VII to the contrary, in the event the General Corporation Law of the State of Delaware is either amended to provide, or interpreted by judicial or other binding legal decision to provide, broader indemnification rights than those contained herein, such broader indemnification rights shall be provided to any and all persons entitled to be indemnified pursuant to the General Corporation Law of the State of Delaware, the intent of this provision being to permit the corporation to indemnify, to the full extent permitted by the General Corporation Law of the State of Delaware, persons whom it may indemnify thereunder.

## ARTICLE VIII
## AMENDMENTS

Section 8.1    By the Stockholders.    These By-Laws may be amended or repealed by the stockholders at a meeting called for that purpose upon the vote, or written consent, of a majority of outstanding shares entitled to vote thereon, and in any manner not inconsistent with any provision of law or of the Certificate of Incorporation, except that any amendment which would change any rights with respect to any class of securities of the corporation, by reducing the amount payable thereon upon liquidation of the corporation, or by diminishing or eliminating any voting rights pertaining thereto, may only be made upon the vote or written consent of the holders of two-thirds of the outstanding securities of such class, except as provided in Section 8.2.

Section 8.2    By the Directors.    A majority of the directors (including a majority of the Independent Directors), without the vote or consent of stockholders, may at any time amend these By-Laws to the extent deemed by the directors in good faith to be necessary to clarify any ambiguities or correct any inconsistencies.

## ARTICLE IX
## RELATED PARTY TRANSACTIONS

The corporation shall not engage in a transaction with a related party or its affiliates, except to the extent that such transaction has, after disclosure of such affiliation, been approved or ratified by the affirmative vote of a majority of the Independent Directors after a determination by the Independent Directors that:

(i)  the transaction is fair and reasonable to the corporation and its stockholders; and

(ii) the terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arm's-length basis.

The undersigned hereby appoints J. D. Nichols, Brian Lavin and Neil A. Mitchell, individually, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of common stock of NTS Mortgage Income Fund held of record by the undersigned on April 16, 2007, at the annual meeting of Stockholders to be held on June 14, 2007, or any adjournment thereof.

1. ELECTION OF DIRECTORS

☐    **FOR** all nominees listed below (except as marked to the contrary below)

☐    **WITHHOLD AUTHORITY** to vote for all nominees listed below

(To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

| Gerald B. Brenzel | Robert M. Day | Gerald B. Thomas | Robert A. Guimbarda | J. D. Nichols | Brian F. Lavin |
|---|---|---|---|---|---|

2. APPROVAL OF DESIGNATION OF AUDITORS:  Ernst & Young LLP

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

3. APPROVAL OF AMENDED AND RESTATED BY-LAWS

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

4. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder.  If no direction is made, this Proxy will be voted "For" Proposals 1, 2 and 3.

*(Front of Card)*

---

**This Proxy is Solicited on Behalf of the Board of Directors**

**PROXY**                                                    **PROXY**

NTS Mortgage Income Fund
7103 South Revere Parkway
Centennial, CO 80112

**PROXY NUMBER**
**SHARES**

**Please sign exactly as your name appears to the left.**

When shares are held by joint tenants, both should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by president or other authorized officer.  If a partnership, please sign in partnership name by authorized person.

_____
Signature

_____
Signature if held jointly

Date: _____, 2007

**PLEASE VOTE ON THE REVERSE SIDE OF THIS CARD.**
**SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.**

*(Back of Card)*